
novozymes

Elliot Staffin
Office of International Corporate Finance
U.S. Securities and Exchange Commissions,
Station Place Headquarters,
100 F. St. N.E.,
Washington, D.C. 20549
USA


06016515

08/30/2006

SUPPL

Re.: SEC File Number, 82-5116

This information is furnished pursuant to Rule 12g3-2(b).

Kindly receive stock exchange announcements no. 19 of August 2006.

Yours sincerely
Novozymes A/S

Ella Begtrup
Investor Relations
+45 44 42 23 79

Novozymes A/S
Investor Relations
Krogshoejvej 36
2880 Bagsvaerd
Denmark
Tel.:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR no.:
10 00 71 27

dlw 9/5



Trading by insiders in Novozymes A/S B shares

August 25, 2006

In accordance with Section 28a of the Danish Securities Trading Act, Novozymes reports the following transactions under ISIN DK0010272129, Novozymes B shares under the symbol NZYM B.

Name	Relation/ cathegory of close relation	Trading date	Character of the transaction	No. of shares traded (buy / sell)	Market value of shares traded
Per Falholt	EVP and SCO	24/8-2006	Shares	- 300	120,000

Contact persons

Media Relations:

Eva Veileborg Hald
Tel. (direct): +45 4442 3338
Mobile: +45 3079 3338

Cirkeline Buron
Tel. (direct): +45 4446 0626
Mobile: +45 3077 0026

Investor Relations:

Lene Aaboe
Tel. (direct): +45 4446 0082
Mobile: +45 3077 0082

Tobias Cornelius Björklund (in USA)
Mobile: +1 919 649 2565

Ian Christensen
Tel. (direct) +45 4446 0341
Mobile: +45 30770341

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 4,000 people in more than 30 countries. Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.

Novozymes A/S
Investor Relations

Krogshøjvej 36
2880 Bagsværd
Denmark

Telephone.:
+45 8824 9999
Telefax:
+45 4442 1002

Internet:
www.novozymes.com
CVR number: